HOLCO MORTGAGE ACCEPTANCE CORPORATION-I

                  ANNUAL REPORT TO STOCKHOLDERS

                        For the Year Ended
                        December 31, 1994

                             GENERAL

         Holco Mortgage Acceptance Corporation-I (the "Corporation") was incorporated in the State of Delaware on April 3, 1987 and maintains its principal office at 220 West Colfax, Suite 200, South Bend, Indiana 46601. The mailing address of the principal office is P.O. Box 926, South Bend, IN 46624-0926. The telephone number of the principal office is (219) 284-3789. The Corporation has no employees. The Corporation is not aware of any pending legal proceedings to which the Corporation may be subject, and, during the calendar year ended on December 31, 1994, there were no matters submitted to a vote of security holders. The Corporation has elected to be treated as a real estate mortgage investment conduit ("REMIC") for federal income tax purposes. As a result of the REMIC election, holders of the common stock (the "PERC holders") are responsible for reporting their pro rata portion of the Corporation's taxable income; they are not required to report any cash distributions received during the year.

         The Corporation was formed solely for the purpose of investing in fully modified pass-through mortgage-backed securities
("Multifamily GNMA Certificates"), each representing an interest in a single mortgage loan secured by a multifamily housing project and coinsured by FHA pursuant to Section 223(f) or another section of the National Housing Act of 1934, as amended. The full and timely payment of principal and interest on each Multifamily GNMA
Certificate is guaranteed by the Government National Mortgage Association ("GNMA"), which guarantee is backed by the full faith and credit of the United States.

         On August 26, 1987, the Corporation issued and sold three classes of Bonds and one class of common stock, the net proceeds of which were simultaneously applied to purchase 14 Multifamily GNMA Certificates from HC Mortgage Company, Inc. The Bonds are fully collateralized by the Corporation's portfolio of Multifamily GNMA Certificates and are rated "AAA" by Standard & Poor's Corporation.

         On the date the Multifamily GNMA Certificates were delivered to the Trustee, such Multifamily GNMA Certificates had an aggregate outstanding principal balance of $48,529,589, pass-through rates ranging from 8.75% to 9.25%, a weighted average pass-through rate of approximately 9.13%, and remaining stated maturity dates ranging from December 2017 to January 2022. All of the Multifamily GNMA Certificates are registered in the name of the Trustee. In 1992, Norwest Bank Minnesota, N.A. was appointed Successor Trustee, Transfer Agent and Registrar for the Corporation's Common Stock by the Directors of the Corporation.



         On August 19, 1987, the Corporation's common stock was initially listed on the American Stock Exchange (symbol "HOL.A") at a price of $5.32 per share. As of April 20, 1995, there were approximately 900 holders of record of the Corporation's common stock.

         The quarterly high and low market prices for the Common Stock and dividends paid by the Corporation are as follows:



                         ---MARKET PRICES---

                         HIGH             LOW           DIVIDENDS
                         ----             ---           ---------


         03/01/90        3.50             3.25             0.23
         06/01/90        3.38             3.13             0.16
         09/01/90        3.13             2.63             0.16
         12/01/90        3.00             3.00             0.30
         03/01/91        4.00             2.63             0.14
         06/01/91        6.63             3.75             0.37
         09/01/91        5.88             4.50             0.53
         12/01/91        7.50             4.00             0.94
         03/01/92        4.75             3.50             0.06
         06/01/92        5.63             3.50             1.15
         09/01/92        5.63             2.88             0.05
         12/01/92        3.75             2.44             0.03
         03/01/93        2.69             1.88             0.04
         06/01/93        2.88             1.94             0.03
         09/01/93        2.13             1.50             0.03
         12/01/93        1.88             1.50             0.04
         03/01/94        2.00             1.63             0.15
         06/01/94        2.38             1.88             0.04
         09/01/94        2.94             1.38             0.75
         12/01/94        3.44             2.25             0.02
         03/01/95        2.75             2.00             0.02



                       SELECTED FINANCIAL DATA

         The following summary of financial data of the Corporation is qualified in its entirety by and should be read in conjunction with the detailed information and financial statements, including notes thereto, appearing at pages F-1 through F-10.


        For the years ended December 31, 1994, 1993, 1992, 1991, and 1990:


                         1994             1993            1992             1991
            1990
                         ----             ----            ----             ----
            ----
Total Revenues           1,322,248        1,655,939       2,293,203
3,952,785        4,638,902

Total Expenses           1,189,373        1,542,072       2,204,226
3,736,461        4,300,451

Net Income                 132,875          113,867          88,977
216,324          338,451

Net Income allocated per
 share of Common Stock        0.24             0.20            0.16
0.38             0.60

BALANCE SHEET DATA:

GNMA Certificates,
 at cost                 9,510,433       15,287,563      16,433,221
25,026,864       43,219,541

Total Assets             9,701,799       16,793,408      16,834,947
25,762,068       44,463,833

Collateralized Mortgage
 Obligation Bonds        8,977,000       15,552,662      15,647,740
23,803,357       41,654,960

Total Stockholders'
 Equity                    565,687          974,013         939,072
1,577,334        2,477,236

Cash dividends per share
of Common Stock               0.96             0.14            1.29
1.98             0.85


                       DIRECTORS AND EXECUTIVE OFFICERS

               NAME AND OFFICE HELD         PRINCIPAL OCCUPATION

                Wallace F. Holladay            President and
              Director, President and        sole shareholder of
               Chairman of the Board       The Holladay Corporation

                 John T. Phair             General Manager of The
                 Director, Vice            Holladay Corporation --
               President/Treasurer            Midwest Division

                 Kevin C. Horton             Controller of the
             Director, Vice President/     City of South Bend, IN
                    Secretary                           President of
                                           HC Mortgage Company, Inc.

                 Carol A. Kalwitz          Servicing Supervisor and
             Director, Vice President/           Secretary of
               Assistant Treasurer         HC Mortgage Company, Inc.

                 Kevin J. Butler                 Partner of
                    Director                Butler and Simeri P.C.
                                              Attorneys at Law

               Joseph V. Simeri                  Partner of
                    Director                Butler and Simeri P.C.
                                               Attorneys at Law




             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS
                          OF OPERATIONS


         The Corporation's results of operations depends primarily on the amount of interest paid on the Multifamily GNMA Certificates securing the Bonds, the incidence of prepayments of principal made on the mortgage loans underlying such Multifamily GNMA
Certificates, the amount of earnings from reinvestment of distributions on such Multifamily GNMA Certificates and the amount of the Corporation's expenses, including, among other things, interest payments on the Bonds and the operating expenses of the Corporation. Substantially all of the Corporation's expenses are interest payments due on the Bonds, management fees, audit, legal, trustee and other related expenses, state and local taxes, reporting requirements and costs of maintaining the Corporation's corporate qualifications. It is anticipated that scheduled distributions of principal of and interest on the Multifamily GNMA Certificates pledged as collateral for the Bonds, together with the reinvestment earnings thereon, will provide sufficient funds to make timely payment of all amounts due on the Bonds in accordance with their terms and to pay all of the operating expenses of the Corporation.

         The Corporation's primary sources of funds with respect to the Bonds are payments of principal of and interest on the Multifamily
GNMA Certificates pledged to secure the Bonds and reinvestment earnings thereon. The Corporation anticipates that it will have sufficient liquidity and capital resources to pay all amounts due on the Bonds in accordance with their terms and all other expenses of the Corporation. The Corporation will not have any significant source of funds other than distributions on the Multifamily GNMA Certificates pledged to secure the Bonds and reinvestment earnings thereon. Virtually all of the assets and liabilities of the Corporation are monetary in nature. Because the Bonds will be secured by Multifamily GNMA Certificates which pay interest at specified rates, and because payments on the Bonds will be at specified rates of interest, inflationary pressures are not expected to affect the ability of the Corporation to meet its obligations as they become due.

         The Corporation expects that scheduled distributions of principal of and interest on the Multifamily GNMA Certificates pledged to secure the Bonds, together with the reinvestment earnings thereon, will at all times exceed the aggregate of the amounts due as payments of principal of and interest on the Bonds and operating expenses of the Corporation.









         Because the amount of interest income that the Corporation receives on the Multifamily GNMA Certificates, together with the reinvestment earnings on distributions of principal of and interest on the Multifamily GNMA Certificates, may in some periods be less than the sum of the Corporation's interest expense on the Bonds and operating expenses for such periods, the Corporation's ratio of earnings to fixed charges for such periods may be less than one to one. Any such income shortfalls will not, however, be cash flow shortfalls because principal payments on the Multifamily GNMA Certificates, together with reinvestment income thereon, will be available in sufficient amounts to meet interest income shortfalls and to make required principal payments on the Bonds. In addition, the amortization of issuance costs of the Bonds will reduce the Corporation's ratio of earnings to fixed charges but will not affect the amount of cash available to meet fixed charges.

         Future dividend levels are highly dependent upon the rates of prepayments of the Mortgages underlying the Multifamily GNMA Certificates. Initially, dividends were anticipated to be $0.52 per share a year based on the assumption that there would not be any prepayments received on the Multifamily GNMA Certificates until the end of the Corporation's sixth year of operations. Prepayments totalling $37,452,274 have been received by the Corporation thus resulting in larger than expected dividends to the stockholders. Management anticipates future prepayments, however, the actual timing of the prepayments is uncertain.

         Each cash dividend received by the stockholders consists of a return of principal and interest on their original investment. It is anticipated that future dividends, barring prepayments, will result in quarterly dividends of approximately $0.01 to $0.02 per share.